SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28470R102

(CUSIP Number)

Hotel Casino Management, Inc.
Attention: Raymond J. Poncia, Jr.
P.O. Box 429
Verdi, Nevada 89439
775-742-9904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102	Page 2 of 7 Pages

1.	Name of Reporting Person Hotel Casino Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,118,461(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,118,461 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,118,461 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.86% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	All of the shares of Eldorado Resorts, Inc.’s (“ERI” or “Issuer”) common stock (“Common Stock”) reported on this Schedule 13D are directly held by Hotel Casino Management, Inc. (“HCMI”). Raymond J. Poncia, Jr. (“Mr. Poncia”) is the trustee and a beneficiary of, and holds investment control over, the Raymond J. Poncia Family Trust (the “Trust”), which holds a direct ownership interest in HCMI.
(2)	Calculated based on a total of 47,120,000 shares of Common Stock outstanding as of March 10, 2017, according to information filed by the Issuer on March 13, 2017.

SCHEDULE 13D

CUSIP No. 28470R102	Page 3 of 7 Pages

1.	Name of Reporting Person Raymond J. Poncia, Jr. Family Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,118,461(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,118,461 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,118,461 (1) (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.86% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	All of the shares of ERI’s Common Stock reported on this Schedule 13D are directly held by HCMI. Mr. Poncia is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in HCMI.
(2)	Solely as a shareholder of HCMI, which holds a direct ownership interest in ERI. The Trust disclaims beneficial ownership of the shares of ERI's Common Stock owned by HCMI, except to the extent of any pecuniary interest therein.
(3)	Calculated based on a total of 47,120,000 shares of Common Stock outstanding as of March 10, 2017, according to information filed by the Issuer on March 13, 2017.

SCHEDULE 13D

CUSIP No. 28470R102	Page 4 of 7 Pages

1.	Name of Reporting Person Raymond J. Poncia, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,118,461(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,118,461 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,118,461 (1) (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.86% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	All of the shares of ERI Common Stock reported on this Schedule 13D are directly held by HCMI. Mr. Poncia is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in HCMI. Mr. Poncia and the Trust are indirect beneficial owners of the reported securities.
(2)	Solely in Mr. Poncia’s capacity as the trustee and a beneficiary of the Raymond J. Poncia, Jr. Family Trust, which holds a direct ownership interest in HCMI. HCMI holds a direct ownership interest in ERI. Mr. Poncia disclaims beneficial ownership of the shares of ERI’s Common Stock owned by HCMI, except to the extent of any pecuniary interest therein.
(3)	Calculated based on a total of 47,120,000 shares of Common Stock outstanding as of March 10, 2017, according to information filed by the Issuer on March 13, 2017.

SCHEDULE 13D

CUSIP No. 28470R102	Page 5 of 7 Pages

Item 1.	Security and Issuer

Hotel Casino Management, Inc., a Nevada corporation (“HCMI”), Raymond J. Poncia, Jr. Family Trust (the “Trust”) and Raymond J. Poncia, Jr. (“Mr. Poncia” and, collectively with HCMI and the Trust, the “Reporting Persons”) initially filed this Schedule 13D on September 19, 2014 (the “Initial Filing”), with respect to the common stock, par value $0.00001 per share (the “Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI” or the “Issuer”). The principal executive offices of ERI are located at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501. The purpose of this Amendment No. 1 is to amend and supplement the Initial Filing.  Other information regarding the Reporting Persons and their acquisition of the Issuer’s common stock remain true and correct and can be found in the Initial Filing incorporated herein by this reference.

Item 2.	Identity and Background

No amendments are being made to Item 2 of the Initial Filing.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Filing is amended to read as follows:

Each Reporting Person acquired beneficial ownership of 5,750,285 shares of Common Stock in connection with the transactions contemplated by the Merger Agreement (as defined below), which amount was later adjusted downward to 5,744,083 shares pursuant to the terms of the Merger Agreement.

In connection with the Agreement and Plan of Merger dated as of September 9, 2013, as amended November 8, 2013, February 13, 2014 and May 13, 2014, by and among MTR Gaming Group, Inc. (“MTR”), ERI, Ridgeline Acquisition Corp. (“Merger Sub A”), Eclair Acquisition Company (“Merger Sub B”), Eldorado Holdco LLC (“Eldorado”), and Thomas Reeg, Robert Jones and Gary Carano, as the Member Representative (the “Merger Agreement”), which is attached as Exhibit 99.1, (i) Merger Sub A merged with and into MTR, with MTR surviving the merger, (ii) Merger Sub B merged with and into Eldorado, with Eldorado surviving the merger and (iii) each of MTR and Eldorado became wholly owned direct subsidiaries of ERI (the transactions collectively, the “Merger”).

HCMI received 5,744,083 shares (as adjusted) of ERI’s Common Stock in exchange for HCMI’s membership interest in Eldorado as consideration for the merger of Merger Sub B with and into Eldorado on September 19, 2014. Mr. Poncia is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in HCMI.

Subsequent to the initial Schedule 13D filing, each Reporting Person acquired beneficial ownership of an additional 124,378 shares of Common Stock, valued at approximately $1,265,000, in connection with ERI’s acquisition of the Reporting Persons’ ownership interest in Eldorado Limited Liability Company.

Item 4.	Purpose of Transaction

The first paragraph of Item 4 of the Initial Filing is amended to read as follows:

HCMI acquired the Common Stock reported on this Statement pursuant to the Mergers and ERI’s acquisition of the Eldorado Limited Liability Company ownership interest previously held by HCMI.  Mr. Poncia is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in HCMI.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Initial Filing are amended to read as follows (but no other paragraphs of Item 5 of the Initial Filing are being amended):

(a) and (b)  As of the date hereof, HCMI owns beneficially 5,118,461 shares of Common Stock, representing approximately 10.86% of the outstanding Common Stock of the Issuer (based on a total of 47,120,000 shares of Common Stock outstanding, according to information filed by ERI on March 13, 2017).

SCHEDULE 13D

CUSIP No. 28470R102	Page 6 of 7 Pages

As of the date hereof, the Trust, which holds a direct ownership interest in HCMI, had shared voting and dispositive power with respect to all 5,118,461 shares of Common Stock owned beneficially by HCMI, representing approximately 10.86% of the outstanding Common Stock of the Issuer.

As of the date hereof, Mr. Poncia, in his capacity as the trustee and a beneficiary of the Trust, had shared voting and dispositive power with respect to all 5,118,461 shares of Common Stock owned beneficially by HCMI, representing approximately 10.86% of the outstanding Common Stock of the Issuer.

(c)  On March 15, 2017, HCMI sold 400,000 shares at $19.150248 per share on the open market through a registered broker-dealer. No other Reporting Person has engaged in any (nor HCMI in any other) transactions in ERI Common Stock during such period. Subsequent to the Initial Filing but prior to the sixty-day period referenced above, HCMI sold an aggregate of 350,000 shares in open market transactions through a registered broker-dealer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No amendments are being made to Item 6 of the Initial Filing.

Item 7.	Material to be Filed as Exhibits

No amendments are being made to Item 7 of the Initial Filing.

SCHEDULE 13D

CUSIP No. 28470R102	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2017

Hotel Casino Management, Inc.

	By:	/s/ Raymond J. Poncia, Jr.
Name: Raymond J. Poncia, Jr.
Title: President

Raymond J. Poncia, Jr. Family Trust

	By:	/s/ Raymond J. Poncia, Jr.
Name: Raymond J. Poncia, Jr.
Title: Trustee

/s/ Raymond J. Poncia, Jr.
Raymond J. Poncia, Jr.